

June 24, 2011

<u>Via E-Mail and Facsimile</u>
Mr. Robert J. Laikin
Chairman of the Board and Chief Executive Officer
Brightpoint, Inc.
7635 Interactive Way, Suite 200
Indianapolis, Indiana 46278

     Re: **Brightpoint, Inc.**
              Form 10-K for the fiscal year ended December 31, 2010
              Filed on February 25, 2011
              File No. 001-12845

Dear Mr. Laikin:

      We have reviewed your response letter dated June 9, 2011 and your filing and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2010</u>

<u>Management's Discussion and Analysis, page 25</u>

 -- <u>Liquidity and Capital Resources, page 72</u>

1.   We note from your response to prior comment 1 that the company believes that a discussion of the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries would not be material. We

note that the company held total cash and cash equivalents of $41.7 million as of December 31, 2010. From the company's response we note that $32.8 million is in foreign accounts. Please explain why you do not believe this is material since this amount is not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation.

Financial Statements, page 54

Note 11. Shareholder's Equity, page 77

2.   Further to your response to prior comment 5, please tell us the nature of the indemnification claim that was settled by a payment to NC Holding for the repurchase of your shares. Please tell us the value of this indemnification claim and your valuation method or explain why no valuation was performed.

3.   Please also tell us the discount you applied in determining the amount of the gain.

        You may contact Jeanne Bennett at (202) 551-3606, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have questions regarding our comments. You may also contact me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant